Exhibit (a)(1)(C)
LETTER TO BROKERS, DEALERS
COMMERCIAL BANKS, TRUST
COMPANIES AND OTHER NOMINEES
Offer to Purchase for Cash
All Outstanding Shares of
Common Stock
of
CHEMBIO DIAGNOSTICS, INC.
at
$0.45 Net Per Share
Pursuant to the Offer to Purchase, dated February 14, 2023
by
Project Merci Merger Sub, Inc.,
a wholly-owned indirect subsidiary of
Biosynex SA
THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MARCH 14, 2023, UNLESS EXTENDED OR EARLIER TERMINATED.
February 14, 2023
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Chembio Diagnostics, Inc. (“CEMI”), a Nevada corporation, to act as Information Agent in connection with the offer to purchase (“Offer”) all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of CEMI at a price of $0.45 per Share, net to the seller, in cash, without interest and subject to any required withholding taxes (the “Offer Price”) being made by Project Merci Merger Sub, Inc. (“Purchaser”) a Nevada corporation and wholly-owned indirect Subsidiary of Biosynex SA (“Parent”), a French société anonyme. The Offer is subject to certain conditions set forth in the enclosed offer to purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).
YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MARCH 14, 2023 (THE “OFFER EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
For your information and for forwarding to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	Offer to Purchase, dated as of February 14, 2023;
2.	Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, including Internal Revenue Service Form W-9;
3.	CEMI’s solicitation/recommendation statement on Schedule 14D-9, filed by CEMI on February 14, 2023;
4.
A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.; and

5.	A return envelope addressed to the Depositary and Paying Agent to return your instructions.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 31, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and CEMI, pursuant to which, after the completion of the Offer and subject to the satisfaction or waiver of the conditions set forth therein, Purchaser will merge with and into CEMI without a vote of the stockholders of CEMI in accordance with Nevada Revised Statutes (“NRS”) Section 92A.133 (the “Merger”), with CEMI surviving as the surviving corporation in the Merger. As a result of the Merger, the Shares will cease to be publicly traded. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.”

At the effective time of the Merger (“Effective Time”), each Share issued and outstanding immediately prior to the Effective Time which is the subject of, and not irrevocably accepted for purchase, in the Offer (other than Shares owned directly or indirectly by Parent or its subsidiaries, including Purchaser, if any, Shares held by CEMI as treasury shares immediately prior to the Effective Time and Shares owned by a wholly-owned subsidiary of CEMI, which Shares shall be cancelled without any payment made with respect thereto) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding taxes. In addition, at the Effective Time, if it is determined that such right to dissent has arisen as a result of the Shares not being listed on Nasdaq Capital Market or otherwise, any Shares outstanding immediately prior to the Effective Time and held by a holder who has not validly tendered such Shares in the Offer or consented thereto in writing and who has properly demanded payment of fair value (as defined in NRS Section 92A.320) for such Shares in accordance with the requirements of the NRS Section 92A.300 to 92A.500, inclusive (if any), shall not be converted into the right to receive consideration contemplated under the Merger Agreement, and the holders of Dissenting Shares shall be entitled to only such rights as are granted by NRS Sections 92A.300 to 92A.500, inclusive.
The offer is conditioned on, among other things, the satisfaction of the Minimum Tender Condition and other conditions described in Section 15 – “Certain Conditions of the Offer” of the Offer to Purchase. The “Minimum Tender Condition” requires that the number of Shares validly tendered (and not properly withdrawn) prior to the Offer Expiration Time and received by Securities Transfer Corporation, acting as the depositary and paying agent for the Offer (determined in accordance with NRS Section 92A.133(4)(g)), together with any Shares owned by Purchaser, if any, equals a majority of the voting power of the then issued and outstanding Shares. The Offer is not subject to a financing condition.
On January 31, 2023, the board of directors of CEMI unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of CEMI and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions, and (iii) recommended, by resolution, that the stockholders of CEMI accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees, (or, in the case of book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary and Paying Agent, and either share certificates or a timely book-entry confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.
The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws or regulations of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deems necessary to make the Offer to holders of Shares in such jurisdiction. The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other laws or regulations of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with law or regulation, we will make a good faith effort to comply with any such law or regulation. If, after such good faith effort, we cannot comply with any such law or regulation, the Offer will not be made to (nor will tenders be accepted from or on behalf of holders of) the holders of Shares in such state. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
WITH RESPECT TO ANY OF YOUR CLIENTS THAT ARE THE HOLDER OF RECORD OF SHARES, PLEASE INSTRUCT SUCH CLIENTS TO COMPLETE THE LETTER OF TRANSMITTAL THAT IS BEING PROVIDED TO THEM SEPARATELY IF THEY WISH TO TENDER SUCH SHARES.
There is no procedure for guaranteed delivery in the Offer and, therefore, tenders must be received by the expiration of the Offer.
CEMI will pay our fee for acting as Information Agent in connection with the Offer, as well as all charges and expenses of Securities Transfer Corporation, as the depositary and paying agent. Neither Parent nor the Purchaser will pay any commissions or fees to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Upon request, CEMI will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. See Section 18 – “Fees and Expenses” in the Offer to Purchase for more information.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned as the information agent at the addresses and telephone numbers set forth in the Offer to Purchase.
Very truly yours,
Alliance Advisors, LLC
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU AS THE AGENT OF PARENT, THE PURCHASER, CEMI, THE INFORMATION AGENT OR THE DEPOSITARY AND PAYING AGENT OR ANY AFFILIATE OR ASSOCIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.